SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	February	2016
Commission File Number	001-37400
Shopify Inc.
(Translation of registrant’s name into English)
150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1    Shopify Inc. Code of Conduct

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	February 17, 2016	By:	/s/ Joseph Frasca
Name: Joseph Frasca Title: General Counsel and Secretary

EXHIBIT 99.1

Shopify Code Of Conduct

Summary

•	Engage in honest and ethical conduct at all times

•	Use your best judgment

•	Act with integrity and treat people with respect

•	Avoid conflicts of interest

•	Don’t compete with Shopify or use Shopify opportunities for personal gain

•	Keep information confidential

•	Deal fairly with people

•	Protect Shopify IP

•	Use Shopify resources responsibly

•	Help ensure Shopify’s financial integrity

•	Comply with applicable laws

•	Report illegal or unethical behaviour, without fear of retaliation

•	Violations will result in disciplinary action or termination

What is the Code of Conduct?

We aim to hire people who are honest, humble, responsible, curious and full of creative energy. For all of you who act like owners, the Code of Conduct (the “Code”) should be common sense, a reminder of your responsibility to achieve the highest standards of honest and ethical behaviour and to use your best judgment in all situations involving Shopify.

Who does this Code apply to?

Every Shopify board member, employee, consultant and contractor is required to read, understand and follow the Code and certify each year that you’ve read it and will comply with it. We’ll provide training and education about the Code and our other important policies and guidelines.

404 Not Found

If you are having trouble figuring out whether the Code applies to a situation, ask yourself:

•	Is it fair?

•	Is it legal?

•	Is it in compliance with Shopify policies and procedures?

•	Would it be OK if you were the affected employee, supplier, merchant, or shareholder?

•	Would it be OK if it were publicized?

•	Would your mother be proud of you if she knew about it?

If the answer to any of these questions is “no” or “maybe”, or if at any time you have any questions, concerns or feedback about the Code or anything related to it, please contact your manager, the Human Relations Team, the Legal Team or the Anonymous Helpline online or call 1-800-916-7037.

Integrity and Respect

Shopify has a strict "no assholes" rule. Pretty self-explanatory, but still worth saying. We treat everyone with respect, we don’t tolerate bullying, and we speak up if we come across it whether it is happening to us or we see it happening to someone else.

Some guiding principles:

•	Use honesty and integrity to guide our behaviour, decision-making and communications with others

•	Treat people fairly and with respect

•	Always strive to consider the potential effects of our behaviour

•	Report any violations or suspected violations of the Code

Don’t do these things:

•	Engage in deceptive, unfair or unethical business practices.

•	Engage in illegal, unethical or underhanded competition

•	Act maliciously toward anyone - employees, partners or competitors

•	Act in ways that might embarrass Shopify

•	Ignore violations or suspected violations of the Code
Harassment and Violence
We are committed to building and preserving a safe and healthy working environment, and respecting everyone’s rights, culture, diversity and dignity.  We do not tolerate any acts of harassment or violence against or by any employee, and all employees are personally accountable and responsible to enforce this. Please see the Workplace Anti-Harassment/Anti-Violence Policy and Workplace Guidelines for more information.

If you believe you’ve been harassed or if you become aware of or witness any harassment, immediately report the incident to the Human Relations Team, the Legal Team or the Anonymous Helpline online or call 1-800-916-7037.
Equal Opportunity
Discrimination or harassment of any kind, including discrimination or harassment on the basis of race, colour, religion, veteran status, national origin, ancestry, sex, sexual orientation, gender identity or expression, age, family status, pardoned conviction, mental or physical disability, or any other characteristic protected by law is strictly prohibited.

Avoid Conflicts of Interest

We trust that you will avoid all conflicts of interest by always putting Shopify first - not yourself or your team. Ensure that your judgment and ability to make decisions is not compromised and never use your position at Shopify to serve your personal interests or relationships.

A conflict of interest may exist when:

•	your personal interests, or the interests of your friends or family, interfere or appear to interfere, with Shopify’s interests or your work here;

•	you have an incentive to benefit yourself, your friends or family at Shopify’s cost; or

•	you , your friends or family receive improper benefits as a result of your position at Shopify.

Do the Right Thing

Do what’s best for Shopify. Don’t compete with us or use your position here or Shopify opportunities, information or property for personal gain. If you are involved in the development of outside inventions, products or services that relate to our existing or anticipated products and services, that relate to your duties here, or that are developed using our resources, remember that you are subject to the obligations set out in your Shopify Intellectual Property Rights Agreement.

Keep Information Confidential

While we are open and transparent in our internal communications, we expect employees to ‘default to secrecy’ externally.

Shopify’s confidential business information is a valuable asset that we all are bound to protect. Use confidential information for Shopify purposes only, and always protect confidential information from unauthorized disclosure, including disclosure to other employees if it is not necessary to their role. This responsibility extends to any and all confidential information of third parties that we have access to in the course of our Shopify work. A good general rule is that unless information has been publicly disclosed on Shopify’s external website, assume that it is confidential and keep it protected.

Improper use or disclosure of confidential information could seriously damage our reputation, expose us to liability and cause harm to our business. Only share confidential information outside of Shopify if we have an appropriate non-disclosure agreement (NDA) in place. For more information, please see our Disclosure Policy, and contact the Legal Team with any questions or to set up an NDA.

Protect Shopify IP

Shopify’s intangible assets, such as our trademarks, logos, copyrights, inventions, patents, domain names, industrial designs, trade secrets, and “know-how”, are among our most valuable assets. Unauthorized or improper use can lead to a loss in their value. Our intellectual property should not be used or disclosed without ensuring that appropriate legal safeguards - like a non-disclosure agreement or a license - are in place.

In the same way, respect the intellectual property rights of others. Make sure you have proper licenses before using any software, images, fonts, code, video or other media. When using open source software, ensure that you are complying with its terms of use as well as protecting our interests.  If this applies to your work at Shopify, read our open source software policies.

Use Shopify Resources Responsibly

We expect everyone to act like an owner and in the best interest of Shopify. You’re provided with a range of resources, including your Shopify email account, computer equipment and software, communications and networking platforms, office equipment and supplies, documents and information, cool facilities, and corporate credit cards and funds. Treat these resources with respect and use them responsibly - don’t do anything with Shopify resources that is illegal, unethical, shady, gross, or that you generally wouldn’t want shown to your mother. We expect you to spend Shopify’s money as you would your own (or maybe even more cautiously!) - responsibly and with respect. Keep in mind that these resources are Shopify’s property, not your personal property, and we have the right to access these resources at any time.

While we respect personal privacy, remember that any information sent, received, or stored on any Shopify resources is not considered private. We retain the right to access any of this information at any time, with or without your knowledge, consent, or approval. And if you leave Shopify, you must return all Shopify resources.

Ensure Financial Integrity

We are committed to the transparency and integrity of our publicly filed financial reports and other communications. Do your part to ensure that our public disclosure is full, fair, accurate, timely and understandable.

Always act responsibly and exercise sound judgment regarding matters involving Shopify finances. Keep accurate, complete and timely records, and submit accurate and complete reports. Don’t mislead, manipulate or improperly influence our finance team or external auditors or make any false or misleading statements or omissions in our public disclosure. You shouldn’t personally enter into any side agreements or other informal arrangements, written or oral, related to your work at Shopify.
Comply with Laws

Always follow applicable laws, rules and regulations and don’t engage in any type of illegal, unethical, fraudulent or corrupt business practices for any reason.

In particular, you must comply with applicable insider trading laws, which generally prohibit buying or selling Shopify stock when you are in possession of material non-public information about Shopify. See our Insider Trading Policy for more detail.

In addition, you also must fully comply with all anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act. See our Anti-Corruption Policy for more information. You must also abide by competition and antitrust laws which generally prohibit the abuse of market power, predatory conduct intended to eliminate or exclude a competitor and arrangements that inhibit competition or restrain trade.

Inform HR if you are charged or found guilty of a criminal offence that may have an impact on Shopify (impaired driving or assault) or may affect your ability to perform your role at Shopify.

The application of these and other laws can be complex. If you have any questions or concerns contact the Legal Team.
Report Violations

It’s simple. If you see something wrong, report it.

If you know of or suspect a violation of the law, the Code, any Shopify policy, or any unethical or questionable act or behaviour:

•
Immediately report the violation or suspected violation to your lead, the HR team, our General Counsel, or if you’d like to report something anonymously, use Shopify’s Anonymous Helpline online or call 1-800-916-7037

•	Do not investigate on your own - you may risk compromising the integrity of a formal investigation.

In cases where an individual reports a suspected violation of policy or law in good faith, Shopify will keep its discussions and actions confidential and anonymous in compliance with applicable law and regulation.

Shopify will investigate all reports of a violation or potential violation and will respond to all reports where contact information is provided. As a Shopify employee, board members, contractor or consultant, you are required to cooperate fully with any investigation. In the event of significant or material reports the CEO, CFO and Audit Committee will be notified, as well as the VP HR in certain situations. Shopify will take all actions it deems necessary to address violations or potential violations.

No Retaliation
We prohibit any retaliation against any employee for reporting or participating in good faith in any investigation of any possible violations of the law, the Code, any Shopify policy or any unethical or questionable act or behaviour. The same thing applies if someone is seeking guidance as to how to proceed, or has questions. If you believe you are being retaliated against, please contact our General Counsel, the Lead Independent Director, the Chair of the Audit Committee, or the Anonymous Helpline online or call 1-800-916-7037.
Consequences for Violations

Any violation of the Code, including fraudulent reports, may result in disciplinary action including termination of employment for cause or termination of service and, if warranted, legal proceedings. Violations include violation of the Code or another Shopify policy or procedure, violation of applicable laws, rules or regulations, deliberate failure to promptly report a violation or withhold relevant information concerning a violation, refusal to cooperate in the investigation of a known or suspected violation without valid legal reason, or taking action against anyone who reports a violation or breach of any of the above.

Administration

The Board of Directors has approved the Code. Any waiver of any provision of the Code may only be granted by our General Counsel, however, any waiver for a board member or officer must be approved by the Board of Directors. Amendments to the Code must be approved by the General Counsel and the Board of Directors.